Via Edgar

January 23, 2014

United States Securities and

Exchange Commission Division of

Corporation Finance 100 F Street

N.E. Washington D.C. 20002

Re: Unique Underwriters, Inc.; Request to Withdraw Form 15 filed January 15, 2014; File No: 333-172850

Ladies and Gentlemen:

Unique Underwriters, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Request to terminate the registration of its Common Stock (.001 par value), Series A Preferred Stock and Series B Preferred Stock under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2014 (the “Form 15”).

The Registrant believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Form 15 because, while it believes that the number of common shareholders is less than 500 as is required under Section 12(g), it needs additional time to substantiate that belief. Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (817) 805-3106, or the Company’s counsel, Steven L. Dryzer at (214) 850-7007.

By:                /s/ Samuel Wolfe, CEO, President and Director

                        Samuel Wolfe

By:                /s/ Ralph Simpson, COO, Chairman and Director

                        Ralph Simpson